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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Pioneer Commercial Funding Corp.

                                (Name of Issuer)
                     COMMON STOCK, $.01 par value per share

                         (Title of Class of Securities)
                                    723640108

                                 (CUSIP Number)
                            Attention:_______________
                        Pioneer Commercial Funding Corp.
                        One Rockefeller Plaza, Suite 2412
                               New York, NY 10020
                         Telephone Number:______________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December __, 2002


             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No. ....723640108.....................



     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


         .......Harmony Ventures B.V. ..............................

2.       Check the Appropriate Box if a Member of a Group (See Instructions)


         (a)      ..................................................


         (b)      ..................................................
.......



3.       SEC Use Only
.....................................................................

4.       Source of Funds (See Instructions)
.................WC..................................................

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)
..................

6.       Citizenship or Place of Organization ......The Netherlands .......


Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.       Sole Voting Power .........1,338,570............................
8.       Shared Voting Power ............................................
9.       Sole Dispositive Power..............1,338,570...................
10.      Shared Dispositive Power .......................................

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
.......1,338,570...................................

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
............

13.      Percent of Class Represented by Amount in Row (11)
..................35.1%........................................



14.      Type of Reporting Person (See Instructions)
...........................CO...........................................


Item 1.           Security and Issuer

     This statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, par value $.01 per share (the "Common Stock") of Pioneer Commercial Funding Corp., a corporation incorporated under the laws of the State of New York (the "Issuer"), which has its principal executive offices located at One Rockefeller Plaza, Suite 2412, New York, NY 10020.

Item 2.           Identity and Background
                  (a) Name of Corporation: Harmony Ventures B.V.
                  (b) Place of organization: The Netherlands
                  (c)Principal Business: Investments
                  (d) Not applicable
                  (e) Not applicable

Item 3.           Source and Amount of Funds or Other Consideration
                     -Working Capital

Item 4.           Purpose of Transaction

Harmony Ventures B.V. purchased the Common Stock for the purpose of consolidating ownership in one entity. The Purchaser and Seller are affiliated companies.












Item 5.           Interest in Securities of the Issuer

     (a) Harmony Ventures B.V. beneficially owns 1,338,570 shares of Common Stock, which constitutes 35.1% of the issued and outstanding shares of the Issuer.

     (b) Harmony possesses sole power to vote and to dispose or direct the disposition of 1,338,570 shares of Common Stock.

     (c) On December __, 2002, pursuant to a Stock Purchase Agreement, Harmony Ventures B.V. purchased an aggregate amount of 1,338,570 shares of Common Stock at a price of $0.90 cents per share, or an aggregate amount of $1,204,713.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   Not applicable.


Item 7.           Material to Be Filed as Exhibits
                         NONE








                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date January 3, 2003


/s/ Ezra Harel
Signature



Name/Title



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)